SEC FILE NUMBER
1-7797

CUSIP NUMBER
693320202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PHH Corporation
Full Name of Registrant
Former Name if Applicable

3000 Leadenhall Road
Address of Principal Executive Office (Street and Number)

Mt. Laurel , New Jersey 08054
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PHH Corporation (“we,” “us” or “our”) will be unable to file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the “2007 Form 10-Q”) by the Securities and Exchange Commission (“SEC”) deadline due to delays in the preparation of our financial statements for the quarter ended March 31, 2007, due in part to the facts set forth below.

On March 1, 2006, March 17, 2006, May 11, 2006, June 12, 2006, July 21, 2006, August 16, 2006, September 26, 2006, September 28, 2006, October 30, 2006 and November 22, 2006, we filed Current Reports on Form 8-K (collectively, the “Form 8-Ks”) with the SEC regarding the delay in filing our Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) because we had not yet finalized our financial statements for the year ended December 31, 2005 and the audit of our 2005 financial statements was not complete.  As disclosed in the Form 8-Ks, we concluded that our audited financial statements for the years ended December 31, 2001, 2002, 2003 and 2004 and our unaudited quarterly financial statements for the quarters ended March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005 (collectively, the “Prior Financial Statements”) and the related reports of our independent registered public accounting firm could no longer be relied upon because of errors in the Prior Financial Statements. We determined that the correction of these errors was material and required the restatement of certain of our Prior Financial Statements. The restatement adjustments made in our 2005 Form 10-K correct certain historical accounting policies to conform those policies to accounting principles generally accepted in the U.S. (“GAAP”) and correct errors made in the application of GAAP, including but not limited to errors described in the Form 8-Ks. Our 2005 Form 10-K was filed with the SEC on November 22, 2006.

We previously disclosed in our 2005 Form 10-K and Form 8-Ks that the filing of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 (collectively, the “2006 Form 10-Qs”) and our Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) were delayed beyond their respective SEC filing deadlines due in part to the delay in the completion of our 2005 Form 10-K. Our 2006 Form 10-Qs, which included certain restatement adjustments for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, were filed on or before April 11, 2007. We are working diligently to complete our 2006 Form 10-K and our 2007 Form 10-Q and expect to file both reports within the extended deadline for delivery of our 2006 Form 10-K and 2007 Form 10-Q pursuant to waivers under certain of our financing arrangements. Please refer to our Current Reports on Form 8-K filed with the SEC on December 27, 2006 and January 24, 2007 for more information regarding these waivers.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Clair M. Raubenstine, Executive Vice President and Chief Financial Officer	(856)	917-1744
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒

Annual Report on Form 10-K for the year ended December 31, 2006
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We reported a loss of $11 million for the quarter ended March 31, 2006. Because the preparation of our financial statements for the year ended December 31, 2006 have not yet been completed, we have not completed the financial statements for the quarter ended March 31, 2007 at this time. As a result, we are unable to present our results for the quarter ended March 31, 2007, an estimate of our expected results for such period, or a comparison of such results to those for the quarter ended March 31, 2006.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, our statement regarding our expectation of filing our 2006 Form 10-K and 2007 Form 10-Q within the extended deadline pursuant to waivers under certain of our financing arrangements is a forward-looking statement.

You should consider the areas of risk described under the heading “Cautionary Note Regarding Forward-Looking Statements” in our periodic reports under the Securities Exchange Act of 1934, as amended, and those risk factors included as “Item 1A. Risk Factors” in our 2005 Form 10-K and 2006 Form 10-Qs, in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any updates or revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

PHH Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2007	By	/s/ Clair M. Raubenstine
		Name:	Clair M. Raubenstine
		Title:	Executive Vice President and Chief Financial Officer